UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                              (Amendment No.4)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                         GOLDEN STATE BANCORP INC.
          ________________________________________________________
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
          ________________________________________________________
                      (Title of Class and Securities)

                                381197 10 2
          ________________________________________________________
                               (CUSIP Number)

                          BARRY F. SCHWARTZ, ESQ.
                     MACANDREWS & FORBES HOLDINGS INC.
                            35 EAST 62ND STREET
                          NEW YORK, NEW YORK 10021
                               (212) 572-8600
          ________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             DECEMBER 17, 1999
          ________________________________________________________
          (Date of Event which Requires Filing of this Statement)


           If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following [ ].

           Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                SCHEDULE 13D

      CUSIP No. 381197 10 2
      ___________________________________________________________________
      1.   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                MAFCO HOLDINGS INC.
      ___________________________________________________________________
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  (X)
                                                            (b)  ( )
      ___________________________________________________________________
      3.   SEC USE ONLY

      ___________________________________________________________________
      4.   SOURCE OF FUNDS

                00
      ___________________________________________________________________
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      ___________________________________________________________________
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
      ___________________________________________________________________
                                    7.   SOLE VOTING POWER
            NUMBER OF                      - 0 -
             SHARES                 _____________________________________
          BENEFICIALLY              8.   SHARED VOTING POWER
            OWNED BY                       45,499,525
              EACH                  _____________________________________
            REPORTING               9.   SOLE DISPOSITIVE POWER
             PERSON                        - 0 -
              WITH                  _____________________________________
                                    10.  SHARED DISPOSITIVE POWER
                                           45,499,525
      ___________________________________________________________________
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                45,499,525
      ___________________________________________________________________
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                          (  )

      ___________________________________________________________________
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                37.22%
      ___________________________________________________________________
      14.  TYPE OF REPORTING PERSON
                CO
      ___________________________________________________________________




      CUSIP No. 381197 10 2
      ___________________________________________________________________
      1.   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                GSB INVESTMENTS CORP.
      ___________________________________________________________________
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  (X)
                                                            (b)  ( )
      ___________________________________________________________________
      3.   SEC USE ONLY

      ___________________________________________________________________
      4.   SOURCE OF FUNDS

                00
      ___________________________________________________________________
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      ___________________________________________________________________
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
      ___________________________________________________________________
                                    7.   SOLE VOTING POWER
            NUMBER OF                      - 0 -
             SHARES                 _____________________________________
          BENEFICIALLY              8.   SHARED VOTING POWER
            OWNED BY                       45,499,525
              EACH                  _____________________________________
            REPORTING               9.   SOLE DISPOSITIVE POWER
             PERSON                        - 0 -
              WITH                  _____________________________________
                                    10.  SHARED DISPOSITIVE POWER
                                           45,499,525
      ___________________________________________________________________
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                45,499,525
      ___________________________________________________________________
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                          (  )

      ___________________________________________________________________
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                37.22%
      ___________________________________________________________________
      14.  TYPE OF REPORTING PERSON
                CO
      ___________________________________________________________________



 ___________________________________________________________________________

 CUSIP No. 381197 10 2                                            13D
 ___________________________________________________________________________

 INTRODUCTION

           This statement amends and supplements the Statement on Schedule 13D, dated September 11, 1998, as amended by Amendment No. 1 thereto, dated December 30, 1998, Amendment No. 2 thereto, dated January 21, 1999, and Amendment No. 3, dated August 25, 1999 (as so amended, the "Schedule 13D"), filed by (a) Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), (b) GSB Investments Corp., a Delaware corporation and an indirect wholly owned subsidiary of Mafco Holdings ("Investments Corp."),
 (c) Ford Diamond Corporation, a Texas corporation ("FDC") and (d) Hunter's Glen/Ford, Ltd., a Texas limited partnership ("Hunter's Glen"), with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Golden State Bancorp Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 135 Main Street, San Francisco, California 94105. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined.

 ITEM 2.  IDENTITY AND BACKGROUND.

 Item 2(a) is hereby amended and restated as follows:

                (a) This statement is being filed by (a) Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings") and (b) GSB Investments Corp., a Delaware corporation and an indirect wholly owned subsidiary of Mafco Holdings ("Investments Corp.")(together with Mafco Holdings, the "Reporting Persons").

 ITEM 4.  PURPOSE OF TRANSACTION.

 The following is added to the response to Item 4:

           The purpose of this amendment to the Schedule 13D is to report that, commencing on December 17, 1999, the Reporting Persons, on the one hand, and Gerald J. Ford, Ford Diamond Corporation and Hunter's Glen/Ford, Ltd., on the other hand, have decided to no longer file a joint Statement on Schedule 13D and will instead each file separately.

           This amendment to the Schedule 13D is also being filed to reflect percentage changes in beneficial ownership and voting power of the Reporting Persons that have occurred as a result of the Company's established program to repurchase Common Stock. Consequently, the changes in beneficial ownership and voting power reported in this Statement are not the result of any expenditures of funds by the Reporting Persons, but rather resulted from the Company's repurchasing shares of its Common Stock from shareholders, other than the Reporting Persons.

           As of the date hereof, the Company has informed the Reporting Persons that the Company has repurchased 6,119,700 shares of Common Stock since the Reporting Persons filed their last amendment to Schedule 13D on August 25, 1999.

 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

 The following is added to the response to Item 5:

      (a) - (b) As of December 14, 1999, based upon information provided by the Company, there were 122,256,883 outstanding shares of Common Stock. Mafco Holdings and Investments Corp. may be deemed to share beneficial ownership of 45,499,525 shares of Common Stock, representing 37.22% of the Common Stock outstanding.

      (c) There were no transactions with respect to Common Stock by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named on Schedule I hereto during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.



 ___________________________________________________________________________

 CUSIP No. 381197 10 2                                       13D
 ___________________________________________________________________________

                                 SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

 Date: December 17, 1999


                                  MAFCO HOLDINGS INC.

                                  By:  /s/ Glenn P. Dickes
                                      _____________________________
                                      Name:  Glenn P. Dickes
                                      Title: Senior Vice President


                                  GSB INVESTMENTS CORP.

                                  By:  /s/ Glenn P. Dickes
                                      _____________________________
                                      Name:  Glenn P. Dickes
                                      Title: Vice President





                                 SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS
                            Mafco Holdings Inc.

          Set forth below is each director and executive officer of Mafco Holdings Inc. Unless otherwise indicated each person identified below is principally employed by Mafco Holdings Inc. The principal address of Mafco Holdings Inc. and the current business address for each individual listed below is 35 East 62nd Street, New York, New York 10021. Each such person is a citizen of the United States.

 Name and Address           Present Principal Occupation or Employment
 -----------------          ------------------------------------------
 Ronald O. Perelman         Director and Chairman of the Board

 Donald G. Drapkin          Director and Vice Chairman

 Howard Gittis              Director and Vice Chairman

 James R. Maher             Director and President

 Todd J. Slotkin            Executive Vice President and Chief Financial
                               Officer

 Barry F. Schwartz          Executive Vice President and General Counsel



                      DIRECTORS AND EXECUTIVE OFFICERS
                           GSB Investments Corp.

          Set forth below is each director and executive officer of GSB Investments Corp. The principal address of GSB Investments Corp. and the current business address for each individual listed below is 35 East 62nd Street, New York, New York 10021. Each such person is a citizen of the United States. Each person identified below is principally employed by Mafco Holdings Inc. in the capacity set forth below.

                         Position Held with           Position Held with
 Name and Address        GSB Investments Corp.        Mafco Holdings Inc.
 ----------------        --------------------         -------------------
 Ronald O. Perelman      Director and Chairman        Director, Chairman of
                         of the Board and Chief       the Board and Chief
                         Executive Officer            Executive Officer

 Howard Gittis           Director; Vice Chairman      Director, Vice Chairman

 Donald G. Drapkin       Vice Chairman                Director, Vice Chairman

 James R. Maher          President                    Director, President

 Todd J. Slotkin         Executive Vice President     Executive Vice President
                         and Chief Financial          and Chief Financial
                         Officer                      Officer

 Barry F. Schwartz       Executive Vice President     Executive Vice President
                         and General Counsel          and General Counsel